U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR
[ ] Form N-CSR

                        For Period Ended: March 31, 2007

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     Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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                          PART I REGISTRANT INFORMATION

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Full Name of Registrant:        MM(2) GROUP, INC.
                          750 HIGHWAY 34, MATAWAN, NJ                  07747
                     (Address of principal executive offices)       (Zip Code)

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PART II RULES 12B-25(B) AND (C)
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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

         (c)      Not applicable.

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PART III NARRATIVE
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The Registrant has been unable to complete and file, when originally due, the
Quarterly Report on Form 10-QSB as a result of delays in finalizing the financial statements in time for the independent accountants to review the Quarterly Report.

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PART IV  OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

Lawrence A. Muenz                                  (202) 728-2909
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     (Name)                                (Area Code)(Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

     Total sales for the nine months ended March 31, 2007 and 2006 were $674,230 and $0, respectively. Net loss from operations for the nine months ending March 31, 2007 and 2006, was $1,641,801 and $2,172,294, respectively. Total sales for the three months ended March 31, 2007 and 2005 were $247,954 and $0, respectively. Net income from operations for the three months ending March 31, 2007 was $254,223 and the net loss from operations for the three months ending March 31, 2006 was $1,009,547

     MM(2) GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: May 16, 2007                   By:   /s/ Mark Meller
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                                     Name: Mark Meller
                                           President and Chief Executive Officer